                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Cousens Rodney
   (Last)  (First)  (Middle)

   112-120 Brompton Road
   (Street)

   London, England SW31JJ
   (City)  (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   August 21, 1998

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Issuer Name and Ticker or Trading Symbol

   Acclaim Entertainment, Inc. (AKLM)

5. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   President and Chief Operating Officer -- International of
   Acclaim Europe, a division of Issuer

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)
   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).


            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------
Common Stock, par value
$0.02 per share                      50,000            D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------
Options: Rights to Buy                             (1)        8/15/01       Common Stock                                    60,500
Options: Rights to Buy                             (2)        12/8/01       Common Stock                                    25,001
Options: Rights to Buy                             (3)        8/30/02       Common Stock                                    30,000
Options: Rights to Buy                             (4)       10/27/06       Common Stock                                   400,000
Options: Rights to Buy                             (5)        4/29/07       Common Stock                                   400,000
Options: Rights to Buy                             (6)         1/8/08       Common Stock                                    42,500


                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------
Options: Rights to Buy                            $1.95833           D
Options: Rights to Buy                            $2.75000           D
Options: Rights to Buy                            $5.91667           D
Options: Rights to Buy                            $3.93750           D
Options: Rights to Buy                            $3.37500           D
Options: Rights to Buy                            $4.12500           D

Explanation of Responses:

(1) These stock options were granted under the Issuer's 1988 Stock Option Plan. The options became exercisable in one-third installments on each of August 16, 1992, August 16, 1993, and August 16, 1994.
(2) These stock options were granted under the Issuer's 1988 Stock Option Plan. The options became exercisable in one-third installments on each of December 9, 1992, December 9, 1993 and December 9, 1994.
(3) These stock options were granted under the Issuer's 1988 Stock Option Plan. The options became exercisable in one-third installments on each of August 31, 1993, August 31, 1994 and August 31, 1995.
(4) These stock options were granted under the Issuer's 1988 Stock Option Plan. The options become exercisable in one-third installments on each of October 28, 1997, October 28, 1998 and October 28, 1999.
(5) These stock options were granted under the Issuer's 1988 Stock Option Plan. The options become exercisable in one-third installments on each of April 30, 1998, April 30, 1999 and April 30, 2000.
(6) These stock options were granted under the Issuer's 1988 Stock Option Plan. The options become exercisable in one-third installments on each of January 9, 1999, January 9, 2000 and January 9, 2001.


/s/ Rodney Cousens                             August 27, 1998
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).